SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of ClearBridge
Energy MLP Total Return Fund Inc. was held on
March 20, 2015, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees
Votes For
VotesWithheld
Robert D. Agdern
33,853,176
1,110,110
Eileen A. Kamerick
33,841,684
1,121,602
Riordan Roett
33,780,990
1,182,296

At May 31, 2015, in addition to Robert D. Agdern,
Eileen A. Kamerick and Riordan Roett, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Kenneth D. Fuller
Leslie H. Gelb
William R. Hutchinson